Exhibit 99.1

SMELL OF TAKEOVER

Frutarom increased its holdings in Enzymotec to 19% and announced its intention to issue a full tender offer. Ori Yehudai: “We won’t stay in Enzymotec if we can’t lead the way to a new strategy.”

Paulson’s huge losses paved the way to Frutarom’s takeover of Enzymotec

Frutarom bought 9.2% of Enzymotec from billionaire John Paulson’s investment firm and announced its intention to issue a full tender offer at $11.50 per share. Frutarom CEO Ori Yehudai:” We won’t stay in Enzymotec if we can’t lead the way to a new strategy.”

Yoram Gabison

Enzymotec destroyed value for most of its current shareholders over the past three years. Except for Kibbutz Maanit, the former controlling owner of Galam, which wisely sold its shares at $28 per share in February 2014, the Company’s shareholders absorbed a drop of tens of percent in the value of their holdings. The most notable among the Enzymotec victims was actually John Paulson, one of the handful of investors who knew how to profit from the US financial crisis when he bet against American mortgage backed securities in 2007.

In December 2013 Paulson bought an 8% parcel of Enzymotec shares at a company value of $650 million, and afterwards gradually increased his holding to 19.3% of the company’s shares. Enzymotec engages in the production of lipid-based raw materials for the nutritional additive, health, medical food and baby formula industry.

In the first three and a half years following the first purchase, Paulson saw the value of his investment shrink 77%. Paulson’s frustration will help Frutarom, one of the world’s top 10 producers of flavor and fragrance extracts, in its attempt to complete a takeover of Enzymotec.

Frutarom, managed by Ori Yehudai, bought from the Paulson Fund 9.2% of Enzymotec shares at $11.50 per share for an overall of $24.2 million. In the wake of the transaction Frutarom is enlarging its holding in Enzymotec to 19.13% at an overall investment of $42.3 million, reflecting an average price of $9.61 per share of Enzymotec, and will become the Company’s largest shareholder.

At the same time Frutarom announced its intention to issue a full tender offer for Enzymotec shares at $11.50 per share, a 4.5% premium over Enzymotec’s market price. This price reflects a company value of $263 million, a 95% premium compared to Enzymotec’s share price at the beginning of December 2016 when Frutarom started buying Enzymotec shares, and a 36% premium over Enzymotec’s closing price in July 2017 when Frutarom first announced becoming an interested party in Enzymotec. Enzymotec’s share price stabilized last Friday at $11.50, the tender offer price.

As part of the deal, Frutarom and Paulson signed an agreement whereby Paulson undertook to support the tender offer and sell it all of its remaining shares in the company if the tender offer is issued by October 8, 2017. Paulson will receive a further amount for the parcel of shares it sold to Frutarom last Thursday if the tender offer is greater than $11.50 per share. Yehudai said following the purchase: “We invested in Enzymotec and will stay in it only if we can guide the Company’s strategy and change the current strategy. If we cannot change the direction in which the Company is headed today, we have no interest in continuing to hold onto its shares.”

Enzymotec, managed by Erez Yisraeli, formerly responsible at Teva for emerging markets and who was involved in the acquisition of Rimsa in Mexico for $2.3 billion, has in recent years presented disappointing financial results. The company lost $6.8 million on turnover of $48 million in the past 12 months. In September 2013 Enzymotec issued shares at $14 and raised $70 million in this share issue, and its shareholders, especially Galam and the Ofer Group’s XT Fund, sold shares for $150 million. A series of missed profit forecasts and disappointing performance dropped Enzymotec shares to a low $5.50 per share in November 2016.

What interests Frutarom

It is believed that Frutarom will try to replace Enzymotec’s board of directors which has led it in recent years. It seems Frutarom’s interest in the Company is in the area of INFAT, a product based on krill oil used as an additive to baby formula and concentrated in the Advanced Lipids venture owned equally by Frutarom and AAK of Sweden. This segment generated EBITDA of $6.3 million on turnover of $31 million in the first half of 2017.

Despite this, Frutarom will try to lead to a transaction in which distribution rights of the para-health segment VAYA (for memory enhancement and treating attention disorders), characterized by high gross margin of 75%, will be transferred. This segment generated $5.6 million in EBITDA on a $5.8 million turnover in the first half of 2017.